EXHIBIT 99.1

HEXO Corp to acquire 48North Cannabis Corp.

OTTAWA and TORONTO, May 17, 2021 (GLOBE NEWSWIRE) -- HEXO Corp. ("HEXO") (TSX: HEXO; NYSE: HEXO) and 48North Cannabis Corp ("48North") (TSX-V: NRTH) are pleased to announce that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") under which HEXO will acquire, by way of court-approved plan of arrangement under the Canada Business Corporations Act, all of 48North’s issued and outstanding common shares in an all-share transaction valued at approximately $50 million on an enterprise value basis (the "Transaction").

“As we continue down our path towards achieving a top two position in Canada by adult-use sales, we are looking forward to welcoming the 48North team into the HEXO family.” said Sebastien St-Louis, CEO and co-founder of HEXO Corp. “48North’s innovative product portfolio complements HEXO’s existing brands which, combined with their additional market penetration, will further strengthen HEXO’s position in the Canadian market. We expect the deal could offer up to $12 million worth of accretive synergies within one year following the close and ideally position HEXO to continue executing on our domestic and international growth strategy.”

“48North has always been a brand-led, consumer-centric licensed cannabis producer with a mission to provide an expansive portfolio of high-quality, accessibly-priced products across the country," said Charles Vennat, CEO of 48North. “Like HEXO, 48North believes that the combination should deliver meaningful synergies, a stronger financial position with increased flexibility, and should position the combined company to meet growing consumer demand on a national basis. I believe this Transaction is beneficial to our shareholders, customers, partners, and other stakeholders. We look forward to working closely with HEXO to complete this transaction," added Charles Vennat, CEO of 48North.

Transaction Highlights

  Strengthens HEXO’s position as a leader in the Canadian adult-use (recreational) market:  Assuming completion of the Transaction and the previously announced transaction with Zenabis Global Inc., expected to close on June 1, 2021, the combined organization would be among the leading licensed producers in terms of combined Canadian recreational sales, based on their most recent financial statements and results.
  Diversifies product portfolio: The addition of 48North’s innovative product offering, including topicals, bath and intimacy products provides a strong base for potential future CPG partnerships in the US, Canada and internationally.
  Offers accretive synergies: HEXO estimates that, assuming completion of the Transaction, it may realize annual synergies of up to $12 million within one year of close, through cost of goods reductions, additional capacity utilization in HEXO’s Belleville Centre of Excellence and selling, general and administrative savings, which, if realized, should allow HEXO to continue its path towards positive earnings.
  Provides 48North shareholders access to participate in HEXO’s future: The 48North shareholders will receive HEXO common shares following close of the Transaction along with access to HEXO’s expertise in manufacturing, operational excellence and the Powered by HEXO® solution. 48North shareholders will also benefit from HEXO’s wide adult-use distribution networks and future growth in Canada, the US and internationally.

Under the terms of the Arrangement Agreement, 48North shareholders will receive 0.02366 of a HEXO common share in exchange for each 48North common share held (the “Exchange Ratio”). Taking into account half of the working capital bridge loan being made available to 48North by HEXO as part of the Transaction and as described in greater detail below, the Exchange Ratio implies a premium per 48North common share of approximately 20% based on the 10-day volume-weighted average price ("VWAP") of 48North common shares on the TSX-V and HEXO common shares on the TSX as of the close of markets on May 14, 2021. It is anticipated that 48North’s outstanding common share purchase warrants will, assuming and following closing of the Transaction, remain warrants issued by 48North but will be adjusted in accordance with their terms to ultimately become exercisable to receive common shares of HEXO based on the Exchange Ratio.

HEXO has entered into voting and support agreements with 48North’s directors and officers with respect to all 48North shares owned by them as well as voting and support agreements with certain other shareholders covering all of those shareholders’ common shares of 48North. As a result, in total approximately 25.9% of 48North’s issued and outstanding common shares are subject to signed voting and support agreements with commitments to support and vote in favour of the Transaction.

The Transaction has been unanimously approved by HEXO’s board of directors. 48North’s board of directors also unanimously approved the Transaction after receiving the unanimous recommendation of a special committee of independent directors (the “Special Committee”). 48North’s board of directors unanimously recommends that its shareholders vote in favour of the Transaction.

Additional Transaction Details

The Transaction requires approval by at least 66 2/3% of the votes cast by the shareholders of 48North present at a special meeting of 48North shareholders, in addition to a separate simple majority approval requirement excluding the votes cast by the Chief Executive Officer of 48North holding certain incentive securities, the vesting of which will be accelerated in connection with the Transaction. The Transaction does not require HEXO shareholder approval.

The Arrangement Agreement includes customary provisions, including non-solicitation provisions, subject to the right of 48North to accept a superior proposal in certain circumstances, with HEXO having a period of five business days to exercise a right to match any such superior proposal for 48North. The Arrangement Agreement also provides for a termination fee of $2.0 million payable by 48North to HEXO if the Transaction is terminated in certain specified circumstances, as well as reciprocal expense reimbursement provisions if the Transaction is terminated by either party in certain other specified circumstances.

In addition to the approval by 48North’s shareholders, the Transaction is subject to the receipt of certain regulatory, court and stock exchange approvals and the satisfaction of customary conditions precedent in transactions of this nature, as well as certain other specified conditions precedent set out in the Arrangement Agreement.

Upon completion of the Transaction, existing HEXO and 48North shareholders would, based on the number of each company’s issued and outstanding common shares as at May 14, 2021, respectively own approximately 96% and 4% of HEXO on a pro forma non-diluted basis.

The Transaction also contemplates HEXO providing 48North with a $5 million subordinated secured bridge loan with a 6-month term within 30 days following signing of the Arrangement Agreement to fund 48North’s short term working capital requirements.

Further information regarding the Transaction, will be included in the information circular that 48North will prepare, file, and mail in due course to its shareholders in connection with its special meeting to be held to consider the Transaction. 48North will be applying in the coming weeks to the Superior Court of Justice of Ontario to obtain an interim order approving various procedural and related matters in order to convene the special meeting of shareholders in connection with the Transaction. The Arrangement Agreement will be filed under the SEDAR profiles of 48North and HEXO on the SEDAR website at www.sedar.com.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued upon closing of the Arrangement are anticipated to be issued in reliance upon the exemption from such registration requirements provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Recommendation of 48North’s Board

The Transaction has been unanimously recommended to the 48North board of directors by the Special Committee, comprised of William Assini, Anne Darche and James Gervais. After receiving the recommendation of the Special Committee as well as independent financial and legal advice, 48North’s board of directors has unanimously determined that the Transaction is in the best interests of 48North and its securityholders, and the board of directors unanimously recommends that 48North’s shareholders vote in favour of the Transaction.

The board of directors of 48North has obtained a fairness opinion from Echelon Wealth Partners Inc. to the effect that, as of the date of the Arrangement Agreement, and subject to the assumptions, limitations, and qualifications on which such opinion is based, the consideration to be received pursuant to the Transaction is fair, from a financial point of view, to 48North’s shareholders.

Advisors and Counsel

Norton Rose Fulbright Canada LLP is acting as legal counsel to HEXO.

Cormark Securities Inc. is acting as financial advisor to 48North in connection with the Transaction. Bennett Jones LLP is acting as legal counsel to 48North.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com

About 48North Cannabis Corp.

48North Cannabis Corp. (TSXV:NRTH) is a brand-led, consumer-centric licensed cannabis producer with an expansive portfolio of high-quality, accessibly priced products available across the country. The company serves the Canadian medical and adult-use markets with its brand portfolio that includes: 48North, an innovative and high-quality cannabis brand focused on thoughtfully crafted everyday staples for passionate cannabis users; Trail Mix, an accessibly priced brand formulated with taste and aroma-first flavour profiles; Latitude, a next-generation lifestyle platform and premium, natural cannabis collection focused on wellness, beauty, and beyond. 48North operates two indoor-licensed cannabis production sites in Ontario and cultivates unique genetics at its wholly owned subsidiary, DelShen Therapeutics Corp., and processes cannabis and manufactures next generation cannabis products at Good & Green Corp., both licensed producers under the Cannabis Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend", “estimate” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements with respect to the completion of the Transaction and the timing for its completion; the satisfaction of closing conditions which include, without limitation (i) required 48North shareholder approval, (ii) necessary court approval in connection with the plan of arrangement, (iii) receipt of any required approvals under the Competition Act, (iv) certain termination rights available to the parties under the Arrangement Agreement, (v) HEXO obtaining the necessary approvals from the TSX and the NYSE for the listing of its common shares in connection with the Transaction (vi) 48North receiving approval for the delisting of its shares on the TSX-V, and (vii) other closing conditions, including compliance by HEXO and 48North with various covenants contained in the Arrangement Agreement; statements with respect to the effect of the Transaction on HEXO and its strategy going forward and statements with respect to the anticipated benefits associated with the acquisition of 48North.

Forward-looking statements are based on certain assumptions regarding HEXO and 48North, including the completion of the Transaction, anticipated benefits from the Transaction, and expected growth, results of operations, performance, industry trends and growth opportunities. While HEXO and 48North consider these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

The assumptions of HEXO and 48North, although considered reasonable by them at the time of preparation, may prove to be incorrect. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the ability of HEXO to implement its business strategies; competition; currency and interest rate fluctuations and other risks. Among other things, there can be no assurance that the Transaction will be completed or that the anticipated benefits from the Transaction will be achieved.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of HEXO and 48North which are available on SEDAR at www.sedar.com, including the “Risk Factors” section in HEXO’s Annual Information Form dated October 29, 2020, 48North’s Annual Information Form dated March 1, 2021 and the most recent management’s discussion and analysis filed by each of HEXO and 48North.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. HEXO and 48North disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Notice to U.S. Holders. Both HEXO and 48North have been formed outside of the United States. The Transaction will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Neither the TSX,nor NYSE accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

HEXO

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

48North

Media Relations
Email: hello@48nrth.com

Investor Relations
E-mail: investor@48nrth.com